BioXcel Therapeutics, Inc.

555 Long Wharf Drive

New Haven, CT 06511

November 9, 2023

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attention: Joshua Gorsky

Re:	BioXcel Therapeutics, Inc.
Registration Statement on Form S-3 Filed November 2, 2023
File No. 333-275261

To the addressees set forth above:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, BioXcel Therapeutics, Inc. (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-275261) be accelerated by the Securities and Exchange Commission to 9:00 a.m. Washington D.C. time on November 14, 2023 or as soon as practicable thereafter.

The Company requests that we be notified of such effectiveness by a telephone call to Keith L. Halverstam of Latham & Watkins LLP at (212) 906-1761 or N. Danny Shulman at (212) 906-4510 and that such effectiveness also be confirmed in writing.

Sincerely,

BioXcel Therapeutics, Inc.

By:	/s/ Richard Steinhart
Richard Steinhart
Chief Financial Officer

cc:	Keith L. Halverstam, Latham & Watkins LLP
N. Danny Shulman, Latham & Watkins LLP